WOODSIDE

RECEIVED
2005 DEC 13 P 5:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 December 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

05013236

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- Sale of Blacktip and Penguin interests, lodged with the Australian Stock Exchange on 1 December 2005;
- Woodside welcomes border announcement, lodged with the Australian Stock Exchange on 1 December 2005;
- Woodside divests shareholding in Hardman Resources, lodged with the Australian Stock Exchange on 1 December 2005.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

PROCESSED
DEC 14 2005
THOMSON FINANCIAL

12/13

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Woodside Plaza, 240 St Georges Terrace, Perth, Western Australia, 6000
GPO Box D188, Perth, Western Australia, 6840
Telephone: (08) 9348 4000. Facsimile: (08) 9325 8178.

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 1 DECEMBER 2005
10:15AM (WST)

WOODSIDE

MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

SALE OF BLACKTIP AND PENGUIN INTERESTS

Woodside Petroleum Ltd. advises that its wholly owned subsidiary, Woodside Energy Ltd., has agreed to sell its Blacktip and Penguin interests in northern Australia to Eni Australia BV.

Effective from 1 December 2005, Eni will buy Woodside's interest in WA-279-P (53.85%), containing the Blacktip gas field, and WA-313-P (50%) containing the Penguin field.

In addition, Eni will acquire Woodside's interest in WA-34-R containing the Rubicon and Prometheus fields. The sale of WA-34-R is subject to the consent of other joint venturers.

The sale of Woodside's interests in all permits is subject to approval by Australian regulatory authorities.

Total consideration for all three interests is US$30 million.

ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 1 DECEMBER 2005
1:55PM (WST)

WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE WELCOMES BORDER ANNOUNCEMENT

Woodside Petroleum Ltd. welcomes today's announcement in the Commonwealth Parliament by the Australian Minister for Foreign Affairs that officials from Australia and Timor-Leste have concluded their negotiations over the maritime boundary in the Timor Sea.

Woodside acknowledges the negotiating efforts of both governments, although recognises the agreement still needs to be formally signed by both parties and then ratified. Woodside is also yet to see the agreement.

The future of the Sunrise Gas Project remains dependent on several factors including the fiscal regime under which it would operate, the cost and location of any development and the successful marketing of the resource.

ASX ANNOUNCEMENT
(ASX: WPL)

WOODSIDE

THURSDAY, 1 DECEMBER 2005
4:00PM (WST)

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE DIVESTS SHAREHOLDING IN HARDMAN RESOURCES

Woodside Petroleum Ltd. advises that its wholly owned subsidiary, Woodside Mauritania Investments Pty Ltd., has sold its holding of 67,418,478 shares in Hardman Resources Ltd for approximately A$118.3 million. The shares were sold at a price of A$1.755 per share to Deutsche Securities Australia Limited for placing in the market. Woodside and Hardman have today worked together to ensure the divestment has taken place in an orderly fashion.

Woodside took equity in Hardman through share placements between 2001 and 2004. Woodside and Hardman are participants in a number of joint ventures with assets offshore Mauritania, including the Chinguetti Project.

Woodside's decision to sell its Hardman shareholding is based on the successful completion of its Mauritanian entry strategy, which included assisting Hardman in funding its commitments in developing the Mauritanian assets.